00:00
so in a few short months if you were
00:03
standing
00:04
where you're viewing me from right now
00:07
you would be
00:08
in front of what will be an l-shaped
00:11
pastry case right here
00:13
welcome to i would say we could call
00:16
this a midway point in construction
00:18
we're definitely past the halfway point
00:20
because construction is not only about
00:22
actually the building blocks of
00:23
construction
00:25
but all the planning that comes before
00:27
construction which
00:29
it looks painfully slow at first but
00:32
we've been working on this project
00:34
every single day since september now
00:37
and now things are actually coming to
00:40
life this place is changing
00:42
quite rapidly we have struggled
00:46
on our video posting schedule you guys
00:48
probably have observed

00:50
back in in the day of no build outs of
00:54
bakeries
00:55
we were posting a little bit more
00:58
regularly
00:59
on a regular interval and you've
01:02
probably noticed that we're kind of all
01:04
over the board
01:05
turns out despite our best efforts it's
01:08
very hard to be
01:09
doing this kind of crazy transition and
01:11
then documenting it all at the same time
01:14
so i didn't want to miss this
01:16
opportunity because literally this place
01:18
is changing
01:18
every single week now so we're going to
01:20
do a quick update tour of our new digs
01:23
a lot has changed since the last time
01:25
that you've been in here
01:27
like i said this is an l-shaped pastry
01:31
case and if you walk in the door to
01:33
proof in just a couple short months
01:35
you'd be right now hopefully gawking

01:39
at all of the beautiful pastries in a
01:42
display case that's made of
01:45
walnut and glass right behind it you'll
01:48
see a big rack of bread
01:50
and then over here will be right in this
01:53
spot right
01:54
here will be our deck oven so
01:57
as you walk in the front door to the
01:59
space you'll immediately be hit with the
02:01
fresh smell of bread
02:03
and the activity of of producing it
02:06
as well as seeing the finished product
02:08
now if you
02:09
go ahead and stay for a little while now
02:13
uh we're entering into you're looking at
02:16
the
02:16
internal part of the bakery there's
02:19
going to be
02:20
a counter that goes down this side
02:23
and this side of this partition you
02:26
might choose to
02:28
grab a pastry and a coffee or a pastry

02:32
and an iced tea or a pastry and a hot
02:35
chocolate
02:36
and have a seat for a while and if you
02:38
say sit
02:39
right here well
02:44
our baker's bench runs the line over
02:47
here
02:47
you'll have your own butcher block bench
02:50
over here
02:51
to eat at and we'll have our own
02:53
workbench here
02:55
once in a while or maybe more than once
02:57
in a while
02:59
we plan on doing classes and so we
03:01
designed the two-sided
03:04
baker's bench so that we can make this
03:06
into an educational space
03:08
as well more on that later on though
03:12
so on the inside of this space is all
03:15
production i mentioned that that big
03:17
deck oven
03:18
is coming right there right next door

03:21
will be
03:22
our pastry rack oven we also bake our
03:24
sandwich loaves and rolls in the rack
03:26
oven
03:27
you wheel a speed rack in it and it
03:30
spins if
03:31
if you're unfamiliar we have a small one
03:33
right now in the garage which
03:35
made all the difference when we put it
03:37
in and the one that's coming in here
03:39
will be substantially larger
03:41
in general we have designed this space
03:44
for our future
03:45
so you can see the beautiful exposed
03:49
ceilings for a minute i had a panic
03:52
attack
03:53
because the county was not
03:56
originally okay with us keeping them
03:58
this way but after they came here
04:01
and saw the history of this building
04:03
quite literally see that
04:05
it might be difficult to capture this on

04:07
video but you might notice that the
04:09
brick over there has some blackened
04:11
spots
04:12
where documenting a fire uh there
04:16
from the early 1900s that
04:19
burned down much of main street this
04:21
building dates back to the late 1800s
04:24
and for arizona i find that to be quite
04:27
special because our
04:28
state has only been around in its
04:31
current form factor for
04:33
a little over a hundred years now so
04:36
this building is older than arizona
04:39
statehood
04:41
i think that's pretty pretty neat to
04:43
begin with so
04:46
as you sit further and further down
04:49
the line here we'll have plenty of
04:52
outlets you can notice that this whole
04:54
pony wall has now been electrified
04:57
so you'll be able to plug in your
04:58
devices sit for a while if you so choose

05:01
we also have plenty of power on our end
05:04
for
05:04
what we need in this table we resolved
05:08
the power in the middle of this uh
05:10
space with this this particular thing in
05:13
the ground here we actually remove the
05:15
tile
05:16
cut the concrete and the electrical is
05:19
moving from that back wall
05:21
down in through here and then out to our
05:24
counters
05:25
so a lot of things going on with this
05:28
building
05:28
it was an empty shell and we are slowly
05:31
transforming it into this open concept
05:33
kitchen
05:34
uh you might be wondering what's up with
05:36
this big huge wall in the
05:38
center uh we're going to be putting one
05:40
of our
05:41
roll dividers here and another bench
05:44
specifically for the mixer

05:46
and i designed this cavity right behind
05:49
here
05:50
so this wall gives us the ability to
05:52
hang some shelves and get some storage
05:55
on both sides of it but this cavity will
05:58
accommodate all the floating speed racks
06:01
that we have in the bakery so
06:03
in the bakery at any given time i think
06:05
we have in the 20s of speed racks and
06:07
this place that will grow
06:09
if you can imagine we have a maybe a 5
06:11
foot
06:13
hallway here once we put our counters in
06:16
on both sides we might have 5 feet of
06:18
space here
06:19
with our crew lined and working in this
06:22
space
06:23
it would be quite challenging to
06:26
also deal with all the speed rocks that
06:29
we work with they would start very
06:30
quickly cluttering the space
06:32
so we designed this cavity

06:35
for them so that we could tuck up to 20
06:37
speed racks in this back area
06:40
as we move back even further we're going
06:43
from baking up there
06:47
down the line shaping down the line to
06:51
croissant work
06:52
ending with our dough sheeter on this
06:54
side and so if you
06:56
sit at the counter at our new bakery in
06:59
just a few months
07:00
uh you'll be able to watch us laminating
07:04
dough
07:04
you'll be able to watch us roll
07:06
croissants you'll be able to watch us
07:08
shape bread
07:09
you'll be able to watch a scorebred
07:11
everything that we do
07:12
to produce spread will be intensely
07:15
immersive
07:17
there won't be any aspect of the
07:19
production of bread and pastry that is
07:22
not

07:22
visible to you when you walk into this
07:25
door
07:25
we do have a back area so we'll we'll
07:28
step back
07:30
this space is about to change
07:34
in a huge way this back area here
07:38
by the next time we do an update without
07:41
a doubt
07:42
we have cut out what used to be a wall
07:45
here
07:45
and this entire cavity plus a few feet
07:48
inward is becoming our new walk-in
07:50
cooler
07:52
we sized it so that it could accommodate
07:54
a substantial amount
07:56
more speed racks than we have now
08:00
now with that walk-in cooler will be a
08:02
wall
08:03
and we created an l-shaped custom
08:06
proofing chamber
08:09
on this side of the walk-in cooler that
08:12
proofing chamber will be loaded from one

08:14
side
08:15
and unloaded from the other and can
08:17
accommodate up to 20 speed racks
08:19
simultaneously proofing
08:21
unlike now where we have to share the
08:23
walk-in and the proofer
08:25
with the same spaces meaning we have to
08:27
choose to take our walk-in
08:28
and make it a proofer or vice versa take
08:31
a proofer and make it a walk-in
08:33
in this space we'll actually have a
08:35
dedicated space for
08:36
cold and a dedicated space for warm
08:40
so that will simplify our lives quite a
08:43
bit
08:44
we won't have to play with humidifiers
08:46
all day long anymore
08:47
or use tiny little heaters to heat a
08:50
room
08:51
although i say all that and what we have
08:54
right now
08:55
is a super luxury compared to where we

08:58
started
08:59
so uh everything that we've learned over
09:02
the past few years in the garage has
09:04
gone into the design of this space
09:05
but it's an extremely long building and
09:08
also an extremely
09:09
narrow space it always actually comes
09:12
out
09:13
looking a little bit wider and more
09:16
expansive
09:17
in imagery or video than reality but
09:21
we are dealing with a 22 foot
09:24
width here my garage
09:27
is wider than that so
09:30
however i have a huge length so this
09:33
this space doesn't quite end we go from
09:36
walk-in
09:37
cooler to the future home of the
09:40
bathrooms
09:41
the bathrooms are still over there
09:43
that's where they used to be they're all
09:44
gutted now because they were kind of

09:47
icky so we were redoing them you used to
09:50
go
09:50
in through this hallway well
09:54
no more we're actually making our
09:57
walk-in
09:58
square so that we can save on that
10:00
because
10:01
it's a lot more affordable if you can
10:03
have square walls instead of a weird
10:05
cutout
10:06
we'll get a little bit more space both
10:08
of the bathrooms now will be
10:10
ada meaning if we have any handicapped
10:12
guests
10:14
either bathroom will be accommodating of
10:16
a of a wheelchair to be able to go in
10:18
there and spin around
10:20
and our guests will have the ability to
10:23
to
10:24
to be accommodated in that way so
10:28
this is a back room uh we expanded this
10:32
opening and unburied a

10:35
historical door uh so
10:39
when i first toured this space and you
10:40
can go back in the footage to find
10:43
uh the original video of me walking
10:45
around downtown
10:47
when i sort of recreated my experience
10:49
of walking around downtown
10:50
looking for this building well i had
10:53
come to the wall of flowers
10:56
behind this door it was well as
10:59
a whole commercial building with an
11:01
empty
11:02
wall of just flowers and i thought that
11:04
was odd because it looked about the size
11:06
of a garage door so when i placed a
11:08
phone call to the building owner
11:10
said i'm going to need to put in a
11:12
garage door because
11:13
we do all farmers markets right now and
11:16
we can't give that up that's kind of the
11:18
core of our business it keeps us safe as
11:20
a business so

11:21
we need a way to get things out the door
11:23
we also need a way to get pallets of
11:25
flowers in the door so
11:27
uh a roll-up door was quite critical
11:30
well uh the building owner said
11:33
i can't be sure because it's been like
11:36
30 years since
11:37
almost when i first purchased the
11:39
building but i vaguely remember
11:42
that there might have been a roll-up
11:43
door and it might even still be there
11:46
it might just be rolled up in the
11:48
ceiling
11:49
and my building owner is
11:52
not a construction guy by any means
11:56
so you know we didn't know how to take
12:00
that
12:00
we were kind of skeptical that we'd find
12:02
a garage door because he was skeptical
12:03
that we'd find a garage door
12:06
well we took everything off
12:10
and there was a garage door in the

12:11
ceiling and so we rolled it down it
12:14
hasn't been used in
12:15
something like 30 years there's a weird
12:18
decal of a radio station on it
12:20
uh maybe that's even worth some money i
12:22
don't know probably not
12:24
but so that's our back area we're gonna
12:26
have our dish pit back here we have a
12:28
little utility room for our mop sink and
12:31
those kind of things
12:32
and actually a side
12:36
roller door in that room that will
12:38
connect
12:39
next door to our grocery store you might
12:42
wonder why do i need a side roller door
12:44
that connects to the neighboring
12:45
building
12:46
through a tiny alley that's half the
12:49
size of this hallway
12:50
well when i was doing the load
12:53
calculations for this space
12:56
we have accommodated a certain amount of

13:00
pallets of flour
13:01
on the floor here however
13:04
we are short space
13:07
for the capacity of this bakery so
13:11
we know that if we do a little bit more
13:14
growth which
13:15
this bakery will demand that of us
13:19
we won't have sufficient space to store
13:22
the amount of pallets of flour that we
13:23
need on hand
13:25
so next door we decided to also take on
13:29
another project
13:30
i had this long held desire
13:34
to start a grocery concept
13:37
related to proof when i envisioned our
13:41
new brick and mortar bakery in the past
13:43
i always thought that we would have that
13:45
market dynamic to it because we had such
13:47
strong relationships in the farmers
13:49
market world
13:51
and it felt like a very rewarding
13:54
way to move into the future to bring

13:57
all of our friends along from the
13:59
community
14:00
that we're making different types of
14:02
food than just bread
14:04
so when we examined this space for the
14:08
bakery
14:09
and next door was vacant and we could
14:12
negotiate
14:13
a good rental rate for next door
14:16
and even a favorable risk
14:20
level meaning we're given some grace
14:22
with this new grocery concept if it
14:24
failed that we had a way to just
14:26
streamline to just this
14:29
however that's not the way things are
14:31
going so far
14:33
that notion of failure we launched a
14:36
holiday pop-up market over there
14:38
with 20 vendors that really represent
14:41
some of the cream of the crop of food
14:42
producers at the local level in the
14:44
valley

14:46
of phoenix i should say the valley
14:47
people wonder what i've meant when i
14:49
said the valley it's just
14:50
the way we talk about the phoenix metro
14:52
area around here
14:54
but everybody that i
14:58
asked all of my favorite people said yes
15:02
and then the holiday market over there
15:04
went so well the three-day pop-up that
15:06
everybody agreed to
15:08
give it a go on a week-by-week basis
15:10
with the grocery store in the new year
15:12
so we did that and we haven't lost a
15:16
single vendor it's been now
15:18
six or seven weeks that we've been in
15:20
business each week
15:22
we're seeing a slight uptick in
15:24
everybody's performance
15:26
proof is selling next door are bred so
15:29
it's given us the ability to get to know
15:30
this area ahead of the bakery moving
15:32
down here

15:34
and it's been just an incredibly
15:36
rewarding project
15:38
i'm going to give you guys an update
15:39
next door as well but uh
15:43
this space now has fire sprinklers it
15:46
now has the electrical going it has a
15:48
gas meter in the back
15:49
we've unburied that garage door we've
15:52
done all of our demolition
15:54
we're in progress with all the
15:57
counterwork that's going in here except
15:58
that's all being done off-site right now
16:02
we've still got plumbing our ovens are
16:04
going to be
16:05
shipping in very soon they're going to
16:08
come in in pieces we're going to have to
16:10
carry all
16:10
the pieces in here and then some oven
16:13
assembly specialists will arrive from
16:16
uh from the people who i bought the oven
16:18
from uh pro-bake out in
16:20
ohio and they will build the ovens from

16:24
the floor up in here because
16:26
fully assembled they're far too large to
16:28
fit through
16:30
any of the openings now you might wonder
16:32
why we are getting new ovens
16:34
when we already have ovens and it ended
16:37
up becoming
16:38
simply a a math problem
16:42
when we first thought about bringing our
16:44
ovens into this space
16:47
our ovens require a hood over them they
16:50
don't have a hood
16:52
over them and they both need it so that
16:54
we
16:55
can meet the right standards especially
16:57
for commercial
16:59
installing a hood in this splay in this
17:01
place was a
17:03
fairly intensive ask it could be done of
17:06
course i have people put hoods in all
17:07
kinds of places and the smallest
17:10
kitchens have hoods

17:12
but the cost was about half the cost
17:16
of upgrading both of our ovens and by
17:18
upgrading both of our ovens we
17:21
are going to bake cleaner we're going to
17:23
bake at a higher quality
17:24
and we will more than double our baking
17:27
output potential
17:29
so in reality that investment became a
17:31
no-brainer
17:32
because it's better to spend twice on
17:34
something that will return
17:36
something to you than spend half on
17:38
something that is a sunken cost
17:40
that you can't get out of bringing our
17:44
other ovens here would have been
17:47
an inevitable replacement so despite the
17:49
fact that i had to take out
17:51
a loan to finance the ovens which is not
17:53
something that we do lightly
17:56
we knew that it was the right play
17:59
so many of you have been following along
18:02
this journey on our gofundme page

18:05
uh and i've been updating there i've
18:07
been updating on
18:08
instagram if you're interested in seeing
18:11
this through
18:12
to its completion and seeing all of the
18:15
various steps
18:16
we will likely have something else being
18:19
shown to you over the next few weeks
18:22
on video although everything is changing
18:26
faster than we're able to document it
18:28
right now so
18:29
i will handle the balance on those other
18:31
places the gofundme
18:34
where this place has been
18:37
funded in part by people from literally
18:41
around the world
18:42
and i still don't actually have
18:47
the brain work to process what that
18:49
means because
18:51
over 80 countries the last time i
18:54
checked
18:54
are represented in that seed investment

18:58
that we needed to get
18:59
up off the ground this project is going
19:02
to
19:03
cost us over four hundred thousand
19:05
dollars and
19:06
for us it it was something that we knew
19:09
would be very expensive
19:10
we still didn't realize how expensive it
19:13
would be our original estimates were a
19:14
quarter of a million dollars
19:17
but all in all we landed in the 400 000
19:20
mark and it could have easily gone
19:22
higher to be honest
19:23
there's still things that we're not
19:25
doing this iteration like
19:26
this building has four air conditioning
19:29
units on the ceiling
19:31
and we know against our 120 degree
19:34
summers that they're too old
19:36
to to be adequate for a long term to
19:40
cool this bakery
19:42
so we still have costs beyond that going

19:45
forward into our first year here
19:49
it has been only by the grace of
19:53
the the vast community of people that we
19:57
were able to get that first bit of seed
19:59
that we needed to get this ball rolling
20:02
on time because if you recall
20:04
we had a very small time window afforded
20:07
to us by the city
20:08
four months to go from where we were at
20:12
to here now the city is letting us
20:14
complete the project
20:16
it's been five months now we have
20:19
a couple more to go and we couldn't have
20:22
gone
20:23
any faster i mean we've been working
20:25
about this project around the clock
20:28
i stopped baking for months for me
20:31
i mean you can go back into one of my
20:33
videos where i say i'm not gonna be the
20:35
baker that is only baking once a week
20:38
and i wasn't even baking once a week on
20:40
average for the last few months

20:42
i'm thankful that now i'm back in the
20:44
bakery which will also help with
20:46
with youtube videos by the way uh
20:49
but it took getting all this going
20:53
and to get all this going we needed that
20:57
so so up till date in terms of donations
21:01
on gofundme
21:02
we've raised over eighty thousand
21:03
dollars in donations as
21:05
as of this particular video but we have
21:08
then financed the rest and so we've
21:10
actually raised over three hundred
21:12
thousand dollars right now
21:13
still trying to figure out where the
21:15
last bit of
21:16
dollars is going to come from whether
21:18
cash flow
21:19
whether whether more lending
21:22
whether a little bit more from our
21:24
gofundme but at this point
21:26
this thing is in motion and moving and
21:30
it's in motion enough with enough of all

21:32
the subcontractors and contractors and
21:35
city and county
21:36
and employees and all the various pieces
21:39
that we need to put
21:40
pull this together that i'm able to take
21:43
some more hours in the bakery again
21:45
i don't have to spend all of my time
21:47
getting this up and running
21:50
so we can't wait just a little bit
21:52
longer
21:53
and our world will certainly change
21:56
dramatically
21:57
once we get into this space that'll be a
22:00
whole new
22:02
thing and to think that just
22:05
three and a half years ago
22:08
it was a one-man thing
22:11
hand mixing in a big doe trough no
22:14
equipment no mixers
22:17
broken as as f ovens
22:21
uh just really rough circumstances
22:25
we didn't have capital when we first

22:27
started this project
22:29
this whole bakery has grown
22:32
through just a lot of love and labor and
22:35
passion
22:36
and time and then we got to this point
22:41
we didn't quite make it to that time
22:44
that we needed to raise
22:46
the amount of savings to do this all on
22:48
our own
22:49
but fortunately uh you know the way that
22:52
2020 went
22:53
and the way that
22:56
now we have this relationship with all
22:58
of you online
23:00
we couldn't be more thankful because
23:03
our future is now more secure thanks to
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everybody's help
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and for a little while this year
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it was quite uncertain whether we would
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weather this there's still moments
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that we are worried because there's just
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a lot of changes going in right now

23:21

so that's the update we can't wait to

23:24

welcome everybody into this new home we

23:26

can't wait to start making videos from

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this new home

23:29

in the future uh it's gonna be a

23:32

a heck of a thing when it's done but

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this is the midway point

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got a couple months to go so we'll keep

23:39

you posted

23:50

you